MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

PROXY

PROXY SOLICITED BY THE **MANAGEMENT** OF THE CORPORATION, for the **Annual and Special Meeting of Shareholders to be held on Friday, June 6, 2003**. The undersigned shareholder of Micromem Technologies Inc. (the "Corporation") hereby **appoints Joseph Fuda or, failing him, Manoj Pundit or instead of either of them, _____ _____ as proxy, with power of substitution, to attend and vote for the undersigned** at the Annual and Special Meeting of Shareholders of the Corporation to be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3, at 3:00 p.m. (EST) on **Friday, June 6, 2003**, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as follows:

1.   For [   ]   Election of directors as nominated by management.
     Withhold [   ]

2.   For [   ]   Appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration.
     Withhold [   ]

3.   For [   ]   Approval of a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers, public distributions or as consideration for the acquisition of assets by the Corporation during the ensuing 12-month period.
     Against [   ]

4.   For [   ]   Ratification of all prior acts of the directors and officers of the Corporation.
     Against [   ]

5.   In their discretion, with respect to each matter hereinbefore specified as to which choice has not been specified, or any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the Meeting or any adjournments thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S TRANSFER AGENT, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3C3 NOT LATER THAN 4:00 P.M., TORONTO TIME, ON THURSDAY, JUNE 5, 2003.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this   day of   , 2003.

_____
Name of Shareholder (please print)

_____
Signature of Shareholder

_____
Number of Shares Held

NOTES

1.   The Shares represented by this proxy instrument will be voted. The proxy confers authority for the above named to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument or other matters which may properly come before the meeting.

2.   **Each shareholder has the right to appoint a person to represent him at the Meeting other than the person specified above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.**

3.   Please sign exactly as your name appears on the back of the proxy and date the proxy. If the shareholder is a corporation, the proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4.   If the form of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5.   If the shareholder appoints the person designated above as his proxy to attend and act at the said Meeting:

        a)   the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

        b)   where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

        c)   IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN ITEMS NO. 1 THROUGH 4 ABOVE, THE PROXY WILL BE VOTED <u>FOR</u> SUCH MATTERS.

MICROMEM TECHNOLOGIES INC.
777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

May 9, 2003

RETURN CARD

FOR SUPPLEMENTAL MAILING LIST OF
REGISTERED AND BENEFICIAL COMMON SHAREHOLDERS

In accordance with National Instrument 54-101, Micromem Technologies Inc. (the "Corporation") will mail Interim Financial Statements of the Corporation only to those registered and beneficial shareholders of the Corporation who complete and return this Return Card to the Corporation's Transfer Agent, Equity Transfer Services Inc., 120 Adelaide St. W., Suite 420, Toronto, Ontario M5H 3C3.

Registered and beneficial shareholders of the Corporation who do not do either of the above will not receive the Interim Financial Statements of the Corporation referred to above. Beneficial shareholders are shareholders whose shares are registered in the name of a bank, broker, trust company, etc.

By completing the following portion of this Return Card and returning it to the Corporation in the return envelope provided for your proxy, you will be added to the Corporation's Supplemental Mailing List for the ensuing year.

I HEREBY CERTIFY that I am a Shareholder of Micromem Technologies Inc., and as such, request that you add me to your Supplemental Mailing List to receive future Interim Financial Information.

Name: _____

Address: _____

City: _____

Province/State/Country: _____

Postal/Zip Code: _____

Email: _____ *

SIGNED: _____
(Signature of Shareholder)

* If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached consent and provide your e-mail address above. Alternatively, you may register at:

www.equitytransfer.com

Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

THE CONSENT FORM ON REVERSE MUST BE SIGNED TO RECEIVE INFORMATION ELECTRONICALLY

CONSENT FORM

1.   I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2.   I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader Software must be correctly installed on my system before I will be able to view documents in PDF format.

3.   I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON M5H 4C3.

4.   For the below named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5.   I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6.   I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON M5H 4C3.

7.   I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

_____
SIGNATURE OF SHAREHOLDER
of MICROMEM TECHNOLOGIES INC.

I am a REGISTERED SHAREHOLDER and I further consent to receiving other issuer information electronically by inserting my account code (as shown on the proxy under the barcode) here: _____ - _____ - _____

MICROMEM TECHNOLOGIES INC.
777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Micromem Technologies Inc. (the "Corporation") will be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3 at the hour of 3:00 p.m. (EST) on Friday, June 6, 2003, for the following purposes:

1. the election of directors;
2. the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation in respect of the current year and to authorize the directors to fix their remuneration;
3. the approval, with or without variation, of a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers, public distributions or as consideration for the acquisition of assets by the Corporation during the ensuing 12 month period;
4. ratification of all prior acts of the directors and officers of the Corporation; and
5. such further and other business as may be properly brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are the following documents: An Information Circular, a Form of Proxy, a Supplemental Mailing List Reply and Consent Form, and the Audited Financial Statements of the Corporation in respect of the fiscal year ended October 31, 2002, together with the unaudited statements of the Corporation for the 3 months ended January 31, 2003, and Management's Discussion and Analysis for the 2002 fiscal year and the 3 months ended January 31, 2003.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy. Refer to "Notes" below.

DATED at Toronto, Ontario this 9th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Joseph Fuda"
Joseph Fuda, President & C.E.O.

NOTES:

1. Shareholders registered on the books of the Corporation at the close of business on May 7, 2003 are entitled to Notice of the Meeting.

2. Shareholders registered on the books of the Corporation at the close of business on May 7, 2003 are entitled to vote at the Meeting.

3. The directors have fixed the hour of 4:00 p.m. on the last business day preceding the Meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the Meeting must be deposited with the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

**INFORMATION CIRCULAR
MANAGEMENT SOLICITATION**

1. GENERAL PROXY INFORMATION

1.1 SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the Management of Micromem Technologies Inc. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation to be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3 at the hour of 3:00 p.m. (EST), on Friday, June 6, 2003, (the "Meeting") for the purposes set out in the accompanying Notice of Meeting. The cost of solicitation of proxies will be borne by the Corporation.

1.2 APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy with the Secretary of the Corporation as instructed herein below. A proxy can be executed by the shareholder or their attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is exercised by instrument in writing executed and delivered in the same manner as the proxy at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting and upon either such occurrence, the proxy is revoked.

1.3 DEPOSIT OF PROXY

By resolution of the directors duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING THURSDAY, JUNE 5, 2003, OR ANY ADJOURNMENT THEREOF, WITH THE CORPORATION'S TRANSFER AGENT, EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 3C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment prior to the time for voting. A return envelope has been included with this material.

1.4 VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

(b)   be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

1.5   EXERCISE OF DISCRETION OF PROXIES

The persons named in the accompanying form of proxy for use at the meeting will vote the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES SHALL BE VOTED "FOR":

1.   the election of directors as nominated by Management;

2.   the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation in respect of the current year and to authorize the directors to fix their remuneration;

3.   the approval, with or without variation, of a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers, public distributions or as consideration for the acquisition of assets by the Corporation during the ensuing 12-month period;

4.   ratification of all acts of the directors and officers of the Corporation; and

5.   such further and other business as may be properly brought before the Meeting or any adjournment thereof.

ALL AS MORE PARTICULARLY DESCRIBED IN THIS CIRCULAR.

Items 1, 2, 3, and 4 require approval by a simple majority (50%) of all votes cast at the Meeting.

The enclosed form of proxy confers discretionary authority upon the person named herein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

1.6   VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which 46,700,937 are issued and outstanding as fully paid and non-assessable as at May 7, 2003.

The record date for the Meeting is May 7, 2003. Each shareholder of record will be entitled to one vote for each common share held at the Meeting or any adjournment or postponement thereof, except to the extent that a person has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting or any adjournment or postponement thereof that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at May 7, 2003 the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the common shares of the Corporation:

Name	Class of Securities	Number of securities owned or controlled	Percentage of class of outstanding voting shares
CDS & Co.[1]	Common Shares	27,675,622	59.3%
Cede & Co.[1]	Common Shares	6,223,571	13.3%

Notes:

(1) Denotes shares which the Management of the Corporation believes are held by the specified depository as the registered holder of the shares on behalf of other persons or corporations.

2. MANAGEMENT REMUNERATION

2.1 EXECUTIVE COMPENSATION

Pursuant to applicable securities regulation, the Corporation must disclose the compensation paid to its "Named Executive Officers". This includes the Corporation's Chief Executive Officer (or an individual that served in a similar capacity) and the other four most highly compensated executive officers provided that disclosure is not required for those executive officers, other than the Chief Executive Officer, whose total salary and bonus did not exceed (Cdn) $100,000 during the fiscal year. Executive officers of the Corporation include the Chairman of the Board, the President and Vice-President in charge of a principal business unit such as sales, finance or production, and any officer of the Corporation or other subsidiaries who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation or its subsidiaries. The Corporation's Named Executive Officers have received the following compensation for the past three fiscal years ended October 31, 2002, October 31, 2001 and October 31, 2000:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Salvatore Fuda, Chairman, Former Chief Executive Officer and President[1]	2002	-	-	-	1,714,686[3]	-	-	-
	2001	745,125[2]	-	-	-	-	-	-
	2000	2,463,962[2]	-	-	250,000[4]	-	-	-
Joseph Fuda, President & Chief Executive Officer[1]	2002	100,000	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-
	2000	-	-	-	-	-	-	-
Manoj Pundit, Executive Vice President and General Counsel[5]	2002	162,066	-	-	-	-	-	-
	2001	174,958	-	-	500,000[6]	-	-	-
	2000	49,583	20,000	-	500,000[7]	-	-	-
Dale Hensley Chief Operating Officer[8]	2002	216,577	-	-	-	-	-	-
	2001	183,685	125,000	-	500,000[9]	-	-	-
	2000	-	-	-	-	-	-	-
Raj Viswanathan Chief Financial Officer[10]	2002	111,583	-	-	400,000[11]	-	-	-
	2001	126,562	-	-	100,000[12]	-	-	-
	2000	58,700	6,600	-	-	-	-	-
Robert Patterson, Former President[13]	2002	-	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-
	2000	783,759[14]	-	-	-	-	-	-

Notes:

(1) Salvatore Fuda has served as Chairman since January 11, 1999. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. Joseph Fuda was appointed Chief Executive Officer on February 13, 2002. Joseph Fuda agreed to cancel all of his options after the 2002 fiscal year end.

(2) Salvatore Fuda (or companies controlled by Mr. S. Fuda) was a party to consulting and employment agreements with the Corporation (see "Termination of Employment, Change in Responsibilities and Employment Contracts – Employment Contracts – Salvatore Fuda") pursuant to which Mr. S. Fuda received, as compensation, options to purchase common shares and a number of common shares based on formulas prescribed by those agreements. The dollar value represents the value of the shares accrued due to Mr. S. Fuda at the end of the fiscal years ended October 31, 2000 and October 31, 2001.

(3) 1,714,686 options consisting of 1.0 million options exercisable at $3.125 vesting January 31, 2002 and 714,686 options vesting January

3, 2001 and which were exercised $0.10 per share in January 2001. The said 1.0 million options were cancelled after the 2002 fiscal year-end.

(4) 125,000 of these options vested on June 30, 2000 and the remaining options vested on June 30, 2001. All of these options were cancelled after the 2002 fiscal year-end.

(5) Mr. Pundit is employed as Executive Vice-President and General Counsel. For the fiscal year ended October 31, 2000, Mr. Pundit was an officer of the Corporation for approximately 3½ months.

(6) These options vest upon certain trigger events which include a take-over bid for the Corporation, and a change of control of the Corporation. All of these options were cancelled after the 2002 fiscal year-end.

(7) Pursuant to his employment agreement, Mr. Pundit was granted options for the purchase of up to 500,000 common shares, 200,000 of which vested on July 17, 2000, 200,000 of which vested on January 17, 2001 and the remaining 100,000 of which vested on July 17, 2001. All of these options were cancelled after the 2002 fiscal year end.

(8) Dr. Hensley was employed as Chief Operating Officer from February 21, 2001 to September 24, 2002. For the fiscal years ended October 31, 2001, and October 31, 2002, Dr. Hensley was an officer of the Corporation for approximately eight months and eleven months respectively.

(9) 250,000 of these options vested on March 1, 2001 and the remaining 250,000 options vested on March 1, 2002. These options expired 45 days after September 24, 2002 (the date Dr. Hensley ceased to be employed by the Corporation).

(10) Mr. Viswanathan was employed as Chief Financial Officer between June 5, 2000 and October 31, 2002. For the fiscal years ended October 31, 2000, Mr. Viswanathan was an officer of the Corporation for approximately five months.

(11) 150,000 options vested June 30, 2001 and 250,000 options vest upon certain trigger events which include a take-over bid for the Corporation, a change of control of the Corporation. All of these options expired 45 days after October 31, 2002 (the date Mr. Viswanathan ceased to be employed by the Corporation.

(12) The vesting terms of these options were revised so that 20,000 options vested on June 29, 2000, 20,000 options vested June 29, 2001 and the remaining 60,000 options vested on August 31, 2001. All of these

options expired 45 days after October 31, 2002 (the date Mr. Viswanathan ceased to be employed by the Corporation.

(13) Mr. Patterson was appointed President on March 10, 1999 and ceased to serve as President on June 29, 2000. For the fiscal years ended October 31, 1999 and October 31, 2000, Mr. Patterson was an officer of the Corporation for approximately 8 months in each of fiscal years 1999 and 2000.

(balance of this page intentionally left blank)

2.2 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Salvatore Fuda

The Corporation entered into an employment agreement with Salvatore Fuda (the "Fuda Employment Agreement"), effective as of January 1, 2001 pursuant to which it employed Mr. Fuda as its Chairman, Chief Executive Officer and President during the term that commenced January 1, 2001 and ending December 31, 2005. Pursuant to the Fuda Employment Agreement, the Corporation was required to issue common shares as remuneration to Mr. Fuda.

Under the terms of the Fuda Employment Agreement, the Corporation agreed to pay to Mr. Fuda an annual compensation payable in four quarterly instalments over the five-year term. The Corporation agreed to issue to Mr. Fuda a number of fully paid and non-assessable common shares equal to 0.5% per quarter of the number of common shares of the Corporation outstanding on the last day of each of March, June, September and December of each year throughout the term of the agreement. The Corporation was not required to issue the shares allotted in respect of any calendar year until January 2nd of the following calendar year. The maximum number of common shares issuable over the term of the Fuda Employment Agreement was 4.5 million common shares.

Effective February 13, 2002, Mr. Fuda resigned as President and Chief Executive Officer of the Corporation. Mr. Fuda continues, however, as Chairman and a director of the Corporation and as a director of certain subsidiaries of the Corporation. Mr. Fuda has voluntarily agreed to reduce his compensation, with effect from November 1, 2001, to $1.00 per year. During the 2002 fiscal year, 765,589 common shares were issued to Mr. Fuda as compensation under the Fuda Employment Agreement for services rendered up to October 31, 2001.

Joseph Fuda

Mr. Joseph Fuda was appointed as the Corporation's President and Chief Executive Officer and as a director of the Corporation on February 13, 2002. He is paid a salary of $150,000 per annum. He was previously granted 250,000 options at an exercise price of (US) $7.06, and 250,000 options at an exercise price of (US) $3.19, all subject to certain vesting provisions. Mr. Fuda agreed to cancel all of his outstanding options after the 2002 fiscal year-end.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Salvatore Fuda	-	-	-	-	-
Joseph Fuda	-	-	-	-	-
Manoj Pundit	-	-	-	-	-
Dale Hensley	-	-	-	-	-
Raj Viswanathan	-	-	-	-	-

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at Financial Year End[1] ($) Exercisable/Unexercisable
Salvatore Fuda	-	-	-	-
Joseph Fuda	-	-	-	-
Manoj Pundit	-	-	-	-
Dale Hensley	-	-	-	-
Raj Viswanathan	-	-	-	-

Notes:(1)   Market value of underlying securities at the date of exercise minus the exercise price.

Manoj Pundit

Mr. Pundit was appointed as Executive Vice-President and General Counsel of the Corporation commencing July 17, 2000 for a five-year term pursuant to an employment agreement between the Corporation and Mr. Pundit dated as of July 17, 2000.

Under Mr. Pundit's employment agreement, he was paid a salary at the rate of US$170,000 per annum, subject to an annual increase of 10%. Effective March 1, 2002, Mr. Pundit voluntarily agreed to a reduction of his prevailing salary by 20%. Under the agreement, Mr. Pundit has been granted options to purchase up to 500,000 common shares of the Corporation during the term of his employment with the Corporation at US$7.06 per share, 200,000 of which vested on each of July 17, 2000 and January 17, 2001 and the balance of 100,000 options vested on July 17, 2001. Additionally, 500,000 options, each with an exercise price of US$3.19, were granted to Mr. Pundit. All of these options were cancelled after the 2002 fiscal year-end. These options were cancelled after the 2002 fiscal year-end.

Effective November 1, 2002, Mr. Pundit agreed to a reduction of his compensation to approximately (US) $75,000 per annum.

Dale Hensley

Dr. Hensley was appointed as Chief Operating Officer of the Corporation commencing February 21, 2001, for a two-year term pursuant to an employment agreement between the Corporation and Dr. Hensley.

Under Dr. Hensley's employment agreement, he was paid a salary at the rate of US$265,000 per annum. Effective March 1, 2002, Dr. Hensley agreed to a reduction of his prevailing salary by 20% for consideration of US$500. Additionally, Dr. Hensley was granted options to purchase up to 500,000 common shares of the Corporation during the term of his employment with the Corporation at US$3.1875 per share, 250,000 of which vested on March 1, 2001, and 250,000 options vested on March 1, 2002.

Dr. Hensley's employment was terminated effective September 24, 2002.

Raj Viswanathan

Mr. Viswanathan was appointed as Chief Financial Officer the Corporation commencing June 5, 2000 for a five-year term pursuant to an employment agreement between the Corporation and Mr. Viswanathan.

Under Mr. Viswanathan's employment agreement, he was paid a salary at the rate of US$125,000 per annum, subject to an annual increase of 3%. Effective March 1, 2002, Mr. Viswanathan voluntarily agreed to a reduction of his prevailing salary by 20%. Under the agreement, Mr. Viswanathan was granted options to purchase up to 100,000 common shares of the Corporation during the term of his employment with the Corporation at US$7.06 per share, 20,000 of which vested on each of June 29, 2000 and June 29, 2001 and the remaining 60,000 of which vested on August 31, 2001. Mr. Viswanathan was granted a further 150,000 options each with an exercise price of US$7.06 which vested on June 30, 2001. Additionally, 250,000 options, each with an exercise price of US$3.19, were granted to Mr. Viswanathan.

Mr. Viswanathan resigned as Chief Financial Officer of the Corporation effective October 31, 2002.

2.3   COMPENSATION COMMITTEE

The Corporation does not have a Compensation Committee. The Corporation's executive compensation program is administered by the board of directors and meets on compensation matters as and when required. The members of the Corporation's board of directors during the last fiscal year are as follows:

Name	Dates Served as Director
Salvatore Fuda	January 1992 to present
Stephen Fleming	January 11, 1999 to present
Charles Harnick	June 29, 2000 to present
Andrew Brandt	June 29, 2000 to present
George Kennedy	June 29, 2000 to present
David Sharpless	March 14, 2001 to present
Manoj Pundit	March 14, 2001 to present
Dale Hensley	March 14, 2001 to present
Steven Van Fleet	March 6, 2002 to present
Joseph Fuda	February 13, 2002 to present

2.4   REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Program

The executive compensation program is designed to encourage, reward and provide incentives to executives on the basis of corporate and individual performance. The Corporation does not have a formal executive compensation program based on targeted performance.

Executive compensation includes cash compensation in the form of a base salary and stock options subject to vesting provisions. The Corporation previously offered signing bonuses to some executives. The Corporation does not have a specific formula rating each of the components of executive compensation.

The Corporation assessed the performance of Salvatore Fuda and Joseph Fuda, in their respect capacities as the Corporation's Chief Executive Officer during fiscal 2002, almost entirely on their respective efforts and results in raising funds for the Corporation, while carrying out other significant management responsibilities such as strategic planning, identification of licensing opportunities and direction of overall day to day management functions.

Base Salary

The level of base salary for each executive employee is determined by the level of responsibility of his or her position, the individual's qualifications and experience and his or her performance. The Corporation believes that it is imperative to pay remuneration comparable to that paid by competitors in the industry.

Stock Options

Options are offered to executives to purchase common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.

Report submitted by the Board of Directors:

Andrew Brandt	Charles Harnick
David Sharpless	George Kennedy
Joseph Fuda	Manoj Pundit
Salvatore Fuda	Stephen Fleming
Steven Van Fleet	

2.5   COMPENSATION OF DIRECTORS

Options are offered to directors to purchase common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. Additionally, the non-executive directors receive US$250 for each Board of Directors meeting attended plus reimbursement of expenses incurred.

SHARE PERFORMANCE GRAPH
Comparison of the Five-Year Cumulative Total Shareholder Return On Common Shares Against the Cumulative Total Return of the NASDAQ Composite Index



	1998	1999	2000	2001	2002
Micromem Technologies Inc.	$100	$240	$240	$93	8
NASDAQ Composite Index	$100	$167	$190	$95	75

Note: The graph above assumes that the initial value of the investment on the NASD OTC Bulletin Board in Common Shares of Micromem Technologies Inc. and in the NASDAQ Composite Index was $100 on October 31, 1998.

3. PARTICULARS OF MATTERS TO BE ACTED UPON

3.1 ELECTION OF DIRECTORS

The Board of Directors of the Corporation currently consists of 9 directors and the Board has determined to set the number of directors to be elected at 9. The persons named in the enclosed form of proxy for the Meeting (unless otherwise instructed) intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but should this occur for any reason before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote for another person or persons of their choice in their place or stead unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated according to the provisions of the by-laws of the Corporation or the *Business Corporations Act* (Ontario).

The following table states the names of the persons nominated by management for election as directors, their current principal occupation, business or employment and the same for the previous five years unless disclosed in a information circular previously provided to shareholders, and the approximate number of shares of the Corporation beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of May 7, 2003. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name and Director Since	Principal Occupation	Number of Common Shares Beneficially Owned or Controlled
Salvatore Fuda January 1992	Chairman of Ontex Resources Limited (TSE) and Chairman of Pifher Resources Inc. (TSX Venture Exchange)	None
Andrew Brandt* June 29, 2000	Chair and Chief Executive Officer of the Liquor Control Board of Ontario	3,000
Stephen Fleming January 11, 1999	Managing Director of Kismet Limited	None
Charles Harnick* June 29, 2000	President of Ontex Resources Limited (TSE); and Lawyer with Sutts, Strosberg LLP	800
George Kennedy June 29, 2000	Managing Partner of Source International	None
Manoj Pundit March 14, 2001	Executive Vice-President and General Counsel of the Corporation	2,478
David Sharpless* March 14, 2001	Chairman, Maverick Inc.	None
Joseph Fuda February 13, 2002	President and Chief Executive Officer of the Corporation	None
Steven Van Fleet March 6, 2002	Program Director, Smart Packaging, International Paper	None

* Denotes member of the Audit Committee. The Corporation does not have an executive committee.

Salvatore Fuda is and has served as Chairman of the Board of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited from 1986 to December 1998 and he has served as Chairman of the Board of Ontex Resources Limited since that date.

Andrew Brandt is and has been Chairman and Chief Executive Officer of the Liquor Control Board of Ontario ("LCBO") since February 1991. The LCBO is the largest single purchaser of beverage alcohol products in the world with annual sales of Cdn. $3.0 billion. Prior to his appointment to the LCBO, Mr. Brandt served as leader of the Ontario Progressive Conservative Party from 1987 to 1990. He has previously served as the Minister of Industry and Trade, Minister of Environment and Mayor of Sarnia, Ontario.

Stephen B. Fleming is and has served as Managing Director of Kismet Limited since June 2001. Prior thereto, he served as Managing Director of Barefoot Enterprises since April 1999; prior thereto, he served as President of Pageant Technologies (USA) Inc. from July 1997 to April 1999; prior thereto, Mr. Fleming was Executive Vice-President of International Ion from August 1994 to April 1997. Previously, Mr. Fleming was responsible for planning MCI's wireless data products, intelligent network and frame relay international initiatives, and served as director of engineering for international business development for Telecom U.S.A. Mr. Fleming has worked with numerous emerging technology companies in consulting and management capacities.

Charles Harnick is and has served as Senior Advisor for the Jeffery Group Ltd., a public affairs management firm since June 2000; he is also President and Chief Executive Officer of Ontex Resources Limited (TSE) and has served in such capacities since March 2000. Mr. Harnick has been a practicing lawyer with Sutts, Strosberg LLP since December 2001. He was the Attorney-General of Ontario from June 1995 to June 1999.

George A. Kennedy is and has served as managing partner of Source International (an international consulting firm in the Metropolitan Washington D.C. area) since March 1997. In 2001, he was Director for Planning and International Development for iGate Inc., a broadband technology company in Louisville, Kentucky. From 1993 until 1996, Mr. Kennedy served as U.S. Consul General in Toronto, Canada, and prior thereto he held senior positions with the US Departments of State and Commerce in Washington D.C. Currently, he is an Executive Editor of the Black Business Journal of Houston, Texas.

Manoj Pundit is and has served as Micromem's Executive Vice President and General Counsel since July 2000 and joined the Board of Directors in March 2001. He has also been a partner, since December 1995, at Chitiz Pathak LLP, a Toronto law firm serving clients in the securities industry, representing issuers and dealers on a full range of securities transactions. Mr. Pundit holds a LL.M. from Osgoode Hall Law school and a LL.B. and B.Sc. (Math) from the University of Alberta.

David Sharpless is currently Chairman of Maverick Inc., a family investment corporation. From November 1999 to September 2001, he was President, International of CIT's Vendor Technology Finance unit. In this capacity, he was responsible for CIT's international vendor finance business, covering CIT's operations in Canada, Europe, Latin America, Asia Pacific, Australasia. Prior thereto, Mr. Sharpless was Newcourt Credit Group Inc.'s Deputy Chairman and was responsible for international operations for Newcourt Financial. Prior thereto he was a lawyer and partner with Blake, Cassels & Graydon in Toronto since September 1984.

Joseph Fuda is and has been President, Chief Executive Officer and Director since February 13, 2002. Prior thereto he served as Manager, Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999.

Steven Van Fleet is and has been Program Director for Silent Commerce/Smart Packaging at International Paper Company since November 1999. From January 1999 to October 1999, he was Program Director for Process and Product Uniformity and from March 1996 to December 1998 he was the Director for Control Systems Development at International Paper in Cincinnati, Ohio. He is also presently on the Board of Overseers for the Massachusetts Institute of Technology Auto ID Center.

3.2   APPOINTMENT OF AUDITORS

The directors of the Corporation have proposed to nominate Ernst & Young LLP, Chartered Accountants, for re-appointment as auditors of the Corporation for the current fiscal year.

Shareholders are requested by Management to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the Corporation's auditors until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation, to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the directors.

3.3 APPROVAL FOR ISSUE OF ADDITIONAL SHARES

In order to continue to develop and to market Micromem's technologies, as well as to augment the Corporation's working capital, it is contemplated that the Corporation may complete private placements and/or public distributions and issuances of shares to complete further acquisitions. Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements, public distributions and for the purpose of completing further acquisitions through share issuances during the next 12 months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, public distribution or acquisition through share issuance, thereby reducing the time and costs relating to such transactions.

Shareholders are being asked to pass a resolution authorizing the Corporation to issue a number of common shares pursuant to private placement agreements with arm's length subscribers and/or public distributions and/or acquisitions during the ensuing 12-month period, up to 100% of the number of common shares which will be outstanding at the date of this Meeting.

The private placements and public distributions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to fund its activities. Any private placement, public distribution or acquisition involving an issue of common shares authorized pursuant to the resolution being sought herein may result in a change of control of the Corporation. All private placements, acquisitions involving the issuance of shares by the Corporation and public distributions authorized hereunder will be completed within the 12-month period from the date upon which the blanket authorization is given by shareholders and will be completed with arm's length placees. The share subscription prices will comply with applicable rules.

The resolution approving the issue of shares pursuant to private placements and/or public distribution and/or the acquisitions of assets is attached hereto as Schedule "A". In the event that shareholders do not pass this resolution, the

Corporation may be required to seek shareholder approval for each private placement, public distribution and/or acquisition involving issuances of shares negotiated hereafter thereby causing the Corporation to incur expenditures of additional time and money. Shareholders are requested to vote in favor of the resolution.

3.4 RATIFICATION OF ALL ACTS OF THE OFFICERS AND DIRECTORS

The Corporation seeks shareholder approval of a resolution ratifying, confirming and approving all acts of the directors and officers of the Corporation. The resolution ratifying, confirming and approving all acts of the directors and officers of the Corporation is attached hereto as Schedule "B". Shareholders are requested to vote in favor of the resolution.

4. INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS AND INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the most recently completed fiscal year, there have been no material transactions in which the Corporation or any of its subsidiaries was a party, and in which any director or officer of the Corporation or nominee for election as a director of the Corporation or of any of its subsidiaries or any associate or affiliate thereof had a direct or indirect material interest, except as follows:

1. Issuance of common shares pursuant to the Fuda Employment Agreement. See "Section 2 Management Remuneration - Termination of Employment, Change In Responsibilities and Employment Contracts".

During the most recently completed fiscal year, no officer, director or proposed nominee for election as a director and no associate of any officer, director or proposed nominee for election as a director, has been indebted to the Corporation where such indebtedness has not been repaid at the date hereof.

5. CERTIFICATE OF APPROVAL OF DIRECTORS

This Information Circular and the mailing of same to shareholders has been approved by the Board of Directors of the Corporation.

DATED this 9th day of May, 2003.
BY ORDER OF THE BOARD OF DIRECTORS
"Joseph Fuda"
Joseph Fuda , President & C.E.O.

SCHEDULE "A"

RESOLUTIONS OF THE SHAREHOLDERS OF

MICROMEM TECHNOLOGIES INC.

Approval of Issuance of Shares pursuant to Private Placements and/or
Public Distributions
and/or Acquisitions of Assets

"BE IT RESOLVED THAT:

1. the Corporation is hereby authorized to issue up to a number of common shares equal to 100% of the number of common shares of the Corporation that will be outstanding as at the date of the Meeting during the 12 months following the Meeting pursuant to private placements and/or public distributions and/or acquisitions by the Corporation;

2. any officer and/or director of the Corporation be and he is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver all such other agreements, amendments, instruments, certificates and other documents and to do all such other acts and things as he may determine to be necessary or advisable; and

3. the directors of the Corporation be and they are hereby authorized to revoke this resolution and not proceed with the private placements and/or public distributions and/or acquisitions without further approval of the shareholders."

SCHEDULE "B"

RESOLUTIONS OF THE SHAREHOLDERS OF

MICROMEM TECHNOLOGIES INC.

Ratification of all Acts of the Officers and Directors

"BE IT RESOLVED THAT all acts of the directors and officers of the Corporation since the date of the last annual meeting are approved, confirmed and ratified."